February 28, 2025

Hans van Houte
Chief Financial Officer
Nurix Therapeutics, Inc.
1700 Owens Street, Suite 205
San Francisco, CA 94158

       Re: Nurix Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended November 30, 2024
           File No. 001-39398
Dear Hans van Houte:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Research and Development Expenses , page 121

1. You disclose on page 117 that you track external research and development costs for each of your drug candidates. Please provide revised disclosure to be included in future filings that breaks out your research and development costs for each of your drug candidates.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 28, 2025
Page 2

       Please contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences